UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Aytu BioScience, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

054754700

(CUSIP Number)

March 12, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	054754700

1.	Names of Reporting Persons.

Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,517,022
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,032,022
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,517,022 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 3.7% (see Item 4)
12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	054754700

1.	Names of Reporting Persons.

Daniel B. Asher
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,517,022
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,032,022
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,517,022 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 3.7% (see Item 4)
12.	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No.	054754700

1.	Names of Reporting Persons.

Intracoastal Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,517,022
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,032,022
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,517,022 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 3.7% (see Item 4)
12.	Type of Reporting Person (See Instructions)

OO

Item 1.

(a) Name of Issuer

Aytu BioScience, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

373 Inverness Parkway, Suite 206

Englewood, CO 80112

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d) Title of Class of Securities

Common Stock, $0.0001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

054754700

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on March 12, 2020 (the “SPA”) (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 13, 2020), each of the Reporting Persons may have been deemed to have beneficial ownership of 4,000,000 shares of Common Stock, which consisted of (i) 2,000,000 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (ii) 2,000,000 shares of Common Stock issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (“Intracoastal Warrant 1”), and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 8.7% of the Common Stock, based on (1) 42,181,436 shares of Common Stock outstanding as of March 11, 2020 as reported by the Issuer, plus (2) 2,000,000 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (3) 2,000,000 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 89,500 shares of Common Stock issuable upon an exercise of a warrant held by Intracoastal (“Intracoastal Warrant 2”) because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, (II) 22,220 shares of Common Stock issuable upon an exercise of a second warrant held by Intracoastal (“Intracoastal Warrant 3”) because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, (III) 25,397 shares of Common Stock issuable upon an exercise of a third warrant held by Intracoastal (“Intracoastal Warrant 4”) because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, (IV) 2,381 shares of Common Stock issuable upon an exercise of a fourth warrant held by Intracoastal (“Intracoastal Warrant 5”) because Intracoastal Warrant 5 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 5 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock, and (V) 125 shares of Common Stock issuable upon an exercise of a fifth warrant held by Intracoastal (“Intracoastal Warrant 6”) because Intracoastal Warrant 6 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 6 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 4,139,623 shares of Common Stock.

(ii) As of the close of business on March 23, 2020, each of the Reporting Persons may have been deemed to have beneficial ownership of 3,517,022 shares of Common Stock, which consisted of (i) 1,485,000shares of Common Stock held by Intracoastal, (ii) 325,000shares of Common Stock issuable upon exercise of Intracoastal Warrant 1, (iii) 1,567,399 shares of Common Stock issuable upon exercise of a sixth warrant held by Intracoastal (“Intracoastal Warrant 7”), (iv) 89,500 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 2, (v) 22,220 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 3, (vi) 25,397 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 4, (vii) 2,381 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 5, and (viii) 125 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 6, and all such shares of Common Stock represented beneficial ownership of approximately 3.7% of the Common Stock, based on (1) 90,952,162 shares of Common Stock outstanding immediately following the closing of the transaction disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 20, 2020, as reported by the Issuer, plus (2) 200,000 shares of Common Stock issued in the aggregate upon exercise of Intracoastal Warrant 1, (3) 325,000shares of Common Stock issuable upon exercise of Intracoastal Warrant 1, (4) 1,567,399 shares of Common Stock issuable upon exercise of Intracoastal Warrant 7, (5) 89,500 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 2, (6) 22,220 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 3, (7) 25,397 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 4, (8) 2,381 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 5, (9) 125 shares of Common Stock issuable upon an exercise of Intracoastal Warrant 6 and (10) 1,475,000 shares of Common Stock issued or to be issued upon an exercise by Intracoastal of Intracoastal Warrant 1.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote:       0      .

(ii) Shared power to vote or to direct the vote:       3,517,022      .

(iii) Sole power to dispose or to direct the disposition of       0      .

(iv) Shared power to dispose or to direct the disposition of       2,032,022       .

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2020

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: March 23, 2020

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager